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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13G/A-1

                    Under the Securities Exchange Act of 1934

                Merlin Software Technologies International, Inc
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                   59011Y108
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                                 (CUSIP Number)

                               December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)



*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13G

-----------------------                                 ------------------------
CUSIP NO. 59011Y108                                           Page 2 of 8 Pages
-----------------------                                 ------------------------

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    NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1   SDS Merchant Fund, L.P.

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    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
2                                                                       (b) [ ]

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    SEC USE ONLY
3

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    CITIZENSHIP OR PLACE OF ORGANIZATION
4
    Delaware
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                         SOLE VOTING POWER
                  5
                         1,506,623
   NUMBER OF      --------------------------------------------------------------
    SHARES               SHARED VOTING POWER
  BENEFICIALLY    6
   OWNED BY              0
     EACH         --------------------------------------------------------------
   REPORTING             SOLE DISPOSITIVE POWER
    PERSON        7
     WITH                1,506,623
                  --------------------------------------------------------------
                         SHARED DISPOSITIVE POWER
                  8
                         0
--------------------------------------------------------------------------------
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9                                1,506,623
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [X]

--------------------------------------------------------------------------------
    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
    9%
--------------------------------------------------------------------------------

    TYPE OF REPORTING PERSON*
12
    PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

-----------------------                                 ------------------------
CUSIP NO. 59011Y108                                           Page 3 of 8 Pages
-----------------------                                 ------------------------

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    NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1   SDS Capital Partners, LLC

--------------------------------------------------------------------------------

    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
2                                                                       (b) [ ]

--------------------------------------------------------------------------------
    SEC USE ONLY
3

--------------------------------------------------------------------------------
    CITIZENSHIP OR PLACE OF ORGANIZATION
4
    Delaware
--------------------------------------------------------------------------------
                         SOLE VOTING POWER
                  5
                         0
   NUMBER OF      --------------------------------------------------------------
    SHARES               SHARED VOTING POWER
  BENEFICIALLY    6
   OWNED BY              1,506,623
     EACH         --------------------------------------------------------------
   REPORTING             SOLE DISPOSITIVE POWER
    PERSON        7
     WITH                0
                  --------------------------------------------------------------
                         SHARED DISPOSITIVE POWER
                  8
                         1,506,623
--------------------------------------------------------------------------------
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9                                1,506,623
--------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [X]

--------------------------------------------------------------------------------
    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
    9%
--------------------------------------------------------------------------------

    TYPE OF REPORTING PERSON*
12
    OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

-----------------------                                 ------------------------
CUSIP NO. 59011Y108                                           Page 4 of 8 Pages
-----------------------                                 ------------------------

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    NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1   Steven Derby

--------------------------------------------------------------------------------

    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
2                                                                       (b) [ ]

--------------------------------------------------------------------------------
    SEC USE ONLY
3

--------------------------------------------------------------------------------
    CITIZENSHIP OR PLACE OF ORGANIZATION
4
    United States
--------------------------------------------------------------------------------
                         SOLE VOTING POWER
                  5
                         0
   NUMBER OF      --------------------------------------------------------------
    SHARES               SHARED VOTING POWER
  BENEFICIALLY    6
   OWNED BY              1,506,623
     EACH         --------------------------------------------------------------
   REPORTING             SOLE DISPOSITIVE POWER
    PERSON        7
     WITH                0
                  --------------------------------------------------------------
                         SHARED DISPOSITIVE POWER
                  8
                         1,506,623
--------------------------------------------------------------------------------
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9                                1,506,623
--------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [X]

--------------------------------------------------------------------------------
    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
    9.0%
--------------------------------------------------------------------------------

    TYPE OF REPORTING PERSON*
12
    IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                              Page 5 of 8 Pages

The Schedule 13G filed April 30, 2001 (the "Schedule 13G") filed by SDS Merchant Fund, LP ("SDS"), SDS Capital Partners, LLC ("Capital Partners") and Steven Derby in connection with the shares of common stock, par value $0.001 per share, of Merlin Software Technologies International, Inc., is hereby amended by this Amendment No. 1 to the Schedule 13G.

Item 4.    Ownership.

                1.  SDS:

                    (a)   Amount beneficially owned: 1,506,623 shares
                    (b) Percent of class: 9% (based on 16,882,056 shares of Common Stock outstanding, consisting of (i) 15,736,908 shares of Common Stock outstanding as of November 1, 2001 as reported by the issuer in its quarterly report for the quarter ended September 30, 2001, and (ii) 1,145,148 shares of Common Stock issuable upon the conversion of convertible debt beneficially owned by
                          SDS) (see below)

                    (c)   Number of shares as to which such person has:
                          (i)    Sole power to vote or to direct the vote:
                                 1,506,623 shares
                          (ii) Shared power to vote or to direct the vote: 0 shares
                          (iii)  Sole power to dispose or to direct the
                                 disposition of: 1,506,623 shares
                          (iv)   Shared power to dispose or to direct the
                                 disposition of: 0 shares

                2.  Capital Partners:

                    (a)   Amount beneficially owned: 1,506,623 shares
                    (b) Percent of class: 9% (based on 16,882,056 shares of Common Stock outstanding, consisting of (i) 15,736,908 shares of Common Stock outstanding as of November 1, 2001 as reported by the issuer in its quarterly report for the quarter ended September 30, 2001, and (ii) 1,145,148 shares of Common Stock issuable upon the conversion of convertible debt beneficially owned by Capital Partners) (see below)
                    (c)   Number of shares as to which such person has:
                          (i) Sole power to vote or to direct the vote: 0 shares
                          (ii)   Shared power to vote or to direct the vote:
                                 1,506,623 shares
                          (iii) Sole power to dispose or to direct the disposition of: 0 shares

                                                              Page 6 of 8 Pages


                          (iv) Shared power to dispose or to direct the disposition of: 1,506,623 shares

                3.  Steven Derby

                    (a)   Amount beneficially owned: 1,506,623 shares
                    (b) Percent of class: 9% (based on 16,882,056 shares of Common Stock outstanding, consisting of (i) 15,736,908 shares of Common Stock outstanding as of November 1, 2001 as reported by the issuer in its quarterly report for the quarter ended September 30, 2001, and (ii) 1,145,148 shares of Common Stock issuable upon the conversion of convertible debt beneficially owned by Mr. Derby) (see below)
                    (c)   Number of shares as to which such person has:
                          (i) Sole power to vote or to direct the vote: 0 shares
                          (ii)   Shared power to vote or to direct the vote:
                                 1,506,623 shares
                          (iii) Sole power to dispose or to direct the disposition of: 0 shares
                          (iv) Shared power to dispose or to direct the disposition of: 1,506,623 shares

             Capital Partners is the sole general partner of SDS. Mr. Derby is the managing member of Capital Partners. Capital Partners and Mr. Derby may be deemed to beneficially own the securities beneficially owned by SDS. The filing of this statement shall not be construed as an admission that any of the reporting persons is the beneficial owner of any securities covered by this statement.

             SDS owned as of December 31, 2001 an aggregate of 361,475 shares of Common Stock directly. The remaining 1,145,148 shares of Common Stock reported on this statement is beneficially owned by virtue of the purchase by the SDS of Series A 10% Senior Secured Convertible Notes (the "Series A Notes" or "Notes") and common stock purchase warrants (the "Warrants") issued by the Issuer pursuant to a note and warrant purchase agreement dated as of August 18, 2000, among the Issuer as seller and SDS and certain other parties as purchasers (the "Purchase Agreement"). Holders of the Notes and Warrants, including SDS, have the right to convert the Notes and thereby acquire Shares of the Issuer. The Issuer has filed the Notes, the Purchase Agreement and certain related documents with the Securities and Exchange Commission. In addition to the shares acquirable by conversion of the Notes, SDS is entitled to receive interest payments on the Notes in the form of common stock ("Interest Shares"). The information set forth herein about the Purchase Agreement and the Notes is qualified in its entirety by reference to the Purchase Agreement and the Notes. Under the terms of the Series A Notes, the conversion price is the lesser of $1.60 per Share (subject to adjustment) or 95% of a rolling average of the market price


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                                                              Page 7 of 8 Pages


in the 30 days prior to conversion ($0.171 as of December 31, 2001). Under the terms of the Warrants, the exercise price equals $1.75 per Share (subject to adjustment). Also under the terms of the Notes and the Warrants, SDS is not entitled to convert the Notes or exercise the Warrants, to the extent any such conversion or exercise would result in SDS together with any other members of a "group" within the meaning of the Securities Exchange Act of 1934, as amended, that SDS is deemed a part of, becoming the beneficial owner of more than 9% of the outstanding shares of the Common Stock (the "Conversion Cap"). Subject to the Conversion Cap, the total aggregate Common Stock, Notes and Warrants held by the Reporting Persons as of December 31, 2001 consists of 361,475 shares of Common Stock, Notes (including accrued interest) in the aggregate amount of $194,803 and Warrants to purchase 215,550 shares of Common Stock.

Item 10.     Certifications.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.


                            [SIGNATURE PAGE FOLLOWS:]

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SDS MERCHANT FUND, L.P., a Delaware
limited partnership

By: SDS Capital Partners, L.L.C., a Delaware
limited liability company, its general partner

By: /s/Steven Derby
    --------------------------------------------
       Steven Derby
       Managing Member

SDS CAPITAL PARTNERS, L.L.C., a Delaware limited liability company

By: /s/Steven Derby
    --------------------------------------------
       Steven Derby
       Managing Member


       Steven Derby
    --------------------------------------------
       Steven Derby



      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).